Ecopetrol S.A. obtains approval for a credit loan with international banks for up to US$ 400 million

Ecopetrol S.A. (BVC: ECOPETROL; NYSE: EC) informs that, by means of Resolution 1114 of May 10, 2023, the Ministry of Finance and Public Credit authorized the execution of a credit agreement for up to four hundred million dollars (US$400 million), as part of its comprehensive debt management strategy.

The loan will be subscribed with Banco Bilbao Vizcaya Argentaria, S.A. New York Branch and MUFG Bank LTD, each participating with an amount equal to US$250 million and US$150 million, respectively. The credit will have (i) a term of five (5) years from the signing date, expected before the end of the month, together with the disbursement, (ii) principal payable at maturity and (iii) a variable interest rate previously agreed between the parties.

This agreement demonstrates the support and confidence of the international financial sector in Ecopetrol's Group strategy.

In accordance with applicable legislation, the Ministry reviewed and authorized the terms and conditions of the credit agreement which are related to events of default by the borrower, such as failure to pay principal or interest by the payment due date, the borrower’s inability to pay its debts as they become due, inaccuracy or impairment in the integrity of the borrower’s financial information, breach of covenants, etc., which are frequently present in transactions of this nature. If any of the borrower’s events of default materialize, the lenders would have the right to claim early payment of the debt, according to the early termination procedures of the credit agreement. Similarly, the credit agreement establishes the right of Ecopetrol to demand compliance from the lenders when they fail to make disbursements in accordance with the terms and conditions of the credit agreement. All of the above is governed by the laws of the State of New York.

Bogota D.C., May 11, 2023

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Ecopetrol is the largest company in Colombia and one of the main integrated energy companies in the American continent, with more than 18,000 employees. In Colombia, it is responsible for more than 60% of the hydrocarbon production of most transportation, logistics, and hydrocarbon refining systems, and it holds leading positions in the petrochemicals and gas distribution segments. With the acquisition of 51.4% of ISA’s shares, the company participates in energy transmission, the management of real-time systems (XM), and the Barranquilla - Cartagena coastal highway concession. At the international level, Ecopetrol has a stake in strategic basins in the American continent, with Drilling and Exploration operations in the United States (Permian basin and the Gulf of Mexico), Brazil, and Mexico, and, through ISA and its subsidiaries, Ecopetrol holds leading positions in the power transmission business in Brazil, Chile, Peru, and Bolivia, road concessions in Chile, and the telecommunications sector. This press release contains business prospect statements, operating and financial result estimates, and statements related to Ecopetrol's growth prospects. These are all projections and, as such, they are based solely on the expectations of the managers regarding the future of the company and their continued access to capital to finance the company's business plan. The realization of said estimates in the future depends on the behavior of market conditions, regulations, competition, and the performance of the Colombian economy and the industry, among other factors, and are consequently subject to change without prior notice.

This release contains statements that may be considered forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. All forward-looking statements, whether made in this release or in future filings or press releases, or orally, address matters that involve risks and uncertainties, including in respect of the Company’s prospects for growth and its ongoing access to capital to fund the Company’s business plan, among others. Consequently, changes in the following factors, among others, could cause actual results to differ materially from those included in the forward-looking statements: market prices of oil & gas, our exploration, and production activities, market conditions, applicable regulations, the exchange rate, the Company’s competitiveness and the performance of Colombia’s economy and industry, to mention a few. We do not intend and do not assume any obligation to update these forward-looking statements.

For more information, please contact:

Head of Capital Markets (a)

Carolina Tovar Aragón

Email: investors@ecopetrol.com.co

Head of Corporate Communications (a)

Juan Guillermo Londoño

Correo electrónico: juan.londono@ecopetrol.com.co